February 1, 2008
Office of International Corporate Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
U.S.A.

Attn:	Marc D. Thomas

Re:	Gmarket Inc. Form 20-F for fiscal year ended December 31, 2006 Filed May 8, 2007 File No. 0-52060
Dear Mr. Thomas,
     We hereby submit for the Staff’s review and comment, the Company’s response to the Staff’s comment letter, dated December 31, 2007, relating to the Company’s filed 20-F for fiscal year ended December 31, 2006 submitted to the Staff on May 8, 2007.
     The comments of the Staff are set forth in bold and italicized text below for ease of reference, with the Company’s responses set forth in plain text immediately following each comment.
Revenues, page 47-48
1. We note a significant increase, in fiscal 2006, in the amount of total “advertising and other revenues” recognized. Your disclosures should provide sufficient quantifiable information that identifies changes in the specific types of revenues included within this line item. In addition, your disclosures should explain the reasons that revenue from the various sources changed between periods. This information would provide the reader with a more enhanced understanding of the Company’s business operations and trends therein as explained in Section III.B of SEC Release No. 33-8350. Tell us what consideration you have given to providing such enhanced disclosures.
     Advertising and other revenues increased by 304.7% to Won 54.88 billion in the year ended December 31, 2006 from Won 13.56 billion in the year ended December 31, 2005, primarily as a result of an increase in revenues from standard and premium listing, banner advertisement, keyword search fees and non-seller advertisement.
     Standard and premium listing revenues increased by 196% to Won 21.7 billion in the year ended December 31, 2006 from Won 7.3 billion in the year ended December 31, 2005. Banner advertisement revenues increased by 61% to Won 5.0 billion in the year ended December 31, 2006 from Won 3.1 billion in the year ended December 31, 2005. Keyword search revenues increased by 763% to Won 14.3 billion in the year ended December 31, 2006 from Won 1.7 billion in the year ended December 31, 2005. Non-seller advertisement revenues increased by 1,766% to Won 7.5 billion in the year ended December 31, 2006 from Won 0.4 billion in the year ended December 31, 2005. The Company believes that these increases were driven by two factors, firstly due to the addition of approximately 3.8 million new sellers and buyers during 2006 to reach a total of 11.0 million registered buyers and sellers. We believe that as the number of sellers increased, the increased competition among sellers resulted in sellers increasing their advertising expenditures to promote their products, which in turn resulted in increases in our premium listing, banner advertisement and keyword search fee revenues. Secondly, we believe that as the number of unique visitors increased (to 18.4 million during the month of December 2006 from 14.3 million during the month of December 2005), the Company’s website became an increasingly attractive advertising forum for both sellers and non-sellers.
     The Company notes the Staff’s comment. The Company will include quantifiable information identifying changes in the specific types of revenue included within this line item and the reasons for the changes between periods consistent with the explanations provided above in future fillings. The Company expects to file its Form 20-F for the year ended December 31, 2007 in April 2008.
Discount Coupons and Stamps, Page F-6
2. Provide us with your detailed analysis regarding the accounting for Gmarket stamps and coupons in accordance with EITF 01-09. In addition, describe to us, in detail, how and when amounts are recorded with the balance sheet reserve account and the income statement for stamps, coupons and stamps converted into coupons.
     The Company accounts for Gmarket stamps and coupons as sales incentives in accordance with EITF 01-9. Accordingly, the Company recognizes the cost of these sales incentives at the later of: “(a) the date at which the related revenue is recognized by the vendor, (b) The date at which the sales incentive is offered”, in accordance with paragraph 22 of the EITF. The Company classifies the cost of sales incentives as a reduction of revenue in accordance with paragraph 9 of the EITF, as there is no identifiable benefit that is sufficiently separable from the revenue transaction. Stamps and coupons can be earned and utilized in a number of ways as set forth in the following paragraphs.
Stamps
     Gmarket stamps are mainly used to enter events where the buyer has a chance of winning a discount coupon or some other prize. Stamps are primarily awarded to buyers after completion of a purchase transaction, either as part of a promotion associated with a particular product purchase or as a result of the buyer completing a product review on the website related to a particular product purchase. In these cases, the date of the related revenue and the date the sales incentive is offered are deemed to occur at the same time, and it is at this point that the fair value of the sales incentive is recognized in our income statement as a reduction of revenue. A reserve is recorded on the balance sheet until the sales incentive is used in a future purchase or until the sales incentive expires. The reserve is measured based on the Company’s best estimate of the fair value of the stamps. An important factor used in the estimate is the amount per stamp that the Company receives from sellers for stamps issued by the sellers to buyers.

     The remaining Gmarket stamps are awarded to registered buyers as a result of their participation in a promotional event on the Company’s website (i.e. without their participation in a purchase transaction). For these awards, the fair value of the sales incentive is recognized as a reduction of revenue at the time that the stamp is utilized in a purchase transaction (i.e., the later of the related revenue or the date the sales incentive is offered).
     As mentioned, it is possible for buyers to utilize their stamps by entering an event whereby they could receive a discount coupon. In such cases where a buyer earns a stamp as a result of a purchase transaction and then successfully converts this stamp into a coupon, the related reserve in respect of the stamp is released and a reserve is created in respect of the discount coupon. During 2006 the number of such conversions was not significant and as at December 31, 2006 there were no discount coupons outstanding that had been converted from stamps.
Coupons
     Discount coupons can be used, prior to their expiry date, to reduce the purchase price of a product in a purchase. For the majority of discount coupons awarded, the buyer is not required to complete a purchase transaction to earn the coupon. Rather, the discount coupon is offered to registered buyers as a result of their participation in a promotional event on the Company’s website. For these awards, the fair value of the sales incentive is recognized as a reduction of revenue at the time that the coupon is utilized in a purchase transaction (i.e., the later of the related revenue or the date the sales incentive is offered).
The Company proposes to revise the accounting policy disclosure as follows in prospective fillings:
Discount coupons and stamps
     The Company accounts for discount coupons and stamps as sales incentives in accordance with EITF 01-9. Accordingly, the Company recognizes the cost of these sales incentives at the later of the date at which the related revenue is recognized by the Company, or the date at which the sales incentive is offered. The Company classifies the cost of the sales incentives as a reduction of revenue. Discount coupons can be used, prior to their expiry date, to reduce the purchase price of a product in a purchase. Stamps are mainly used to enter events where the buyer has a chance of winning a discount coupon or some other prize. A reserve is recorded on the balance sheet until the coupons or stamps are used in a purchase transaction or until the sales incentive expires. The reserve is measured based on the Company’s best estimate of the fair value associated with utilization of the coupons and stamps. An important factor used in the estimate for the stamp reserve is the amount per stamp that the Company receives from sellers for stamps issued by sellers to buyers. In cases where a buyer earns a stamp as a result of a purchase transaction and then successfully converts this stamp into a coupon, the related reserve in respect of the stamp is released and a reserve is created in respect of the discount coupon.

     Changes in discount coupons and stamp reserves for the years ended December 31, 20XX and 20XX are as follows:
     [inclusion of roll forward table]
     We also hereby acknowledge the following statements:
-We are responsible for the adequacy and accuracy of the disclosure in our 20-F filing;
-Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Young Bae Ku

Young Bae Ku
Chief Executive Officer